Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TurboPass Corporation
12274 Bandera Rd Ste 218
Helotes, TX 78023
www.turbopassreport.com

Up to $1,234,999.72 in Series Seed-1 Preferred Stock at $1.01
Minimum Target Amount: $14,999.51

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: TurboPass Corporation
Address: 12274 Bandera Rd Ste 218, Helotes, TX 78023
State of Incorporation: DE
Date Incorporated: June 20, 2018

Terms:

Equity

Offering Minimum: $14,999.51 | 14,851 shares of Series Seed-1 Preferred Stock
Offering Maximum: $1,234,999.72 | 1,222,772 shares of Series Seed-1 Preferred Stock
Type of Security Offered: Series Seed-1 Preferred Stock
Purchase Price of Security Offered: $1.01
Minimum Investment Amount (per investor): $499.95

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Amount-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the second week and receive 5% bonus shares.

Amount-Based:

$2000+ | Tier 1

Invest $2,000 and receive access to Investor Club (Private owners group) & also receive a TurboPass Bowie Knife.

$5,000+ | Tier 2

Invest $5,000 and receive (1) Early access to new products (2) access to Investor Club (Private owners group) (3) Time with Founders (30 minutes 2x per year upon request) (4) TurboPass Bowie Knife.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

TurboPass Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-1 Preferred Stock at $1.01 / share, you will receive XXX shares of Series Seed-1 Preferred Stock, meaning you'll own 110 shares for $101. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

<u>Company Overview</u>

TurboPass Corporation ("TurboPass" or the "Company") is a software solution for businesses to instantly verify proof of income, residence, and employment with the goal of expanding to ALL verifications needed by our business partners. We provide a dashboard to our customers (currently the majority of which are car dealerships and auto lenders) that enables them the ability to send text message invitations to their customers or potential customers.

These invitations allow the recipient to select either their banking, payroll, or utility institution and then enter their login credentials. This creates an encrypted data connection between TurboPass and the customer's account to generate a read-only report in the form of a PDF. These are TurboPass reports. After being generated, businesses can make business decisions based on the most recent and reliable data possible, today's data communicated directly from their account provider.

This follows the need and expectations of businesses and consumers alike to move away from manual, time-consuming, and easy to fraud paper processes to a secure and fast digital environment.

Our revenue is driven by subscribers to our dashboard. The majority of our subscriptions are monthly but we do have annual subs as well. There are subscription tiers that vary in cost, feature access, and maximum report amounts.

As our customers increase their usage of our product, they typically self-serve into higher subscription tiers. Our model does not allow for rollover reports, however, it has not been an issue with our subscribers, because even when they do not use all of their reports in a given month, the value they receive from the reports they do pull far exceeds the small amount of the monthly subscription.

The co-founders previously established a Texas LLC (Turbo Business Suite, LLC) in 2016 as a business consulting and research firm. As they were researching some of the technology and market opportunities, the Company decided to narrow its focus on the development of the Turbopass software MVP, prompting their decision to establish a Delaware C Corp to pursue the Fintech focus opportunity. The previous LLC was a separate business & did not convert into the present corporation. Accordingly, the original application for the patent was filed by Turbo Business Suite, LLC. Upon issuance of the patent, it was subsequently assigned to TurboPass Corporation.

Nowcom LLC, a principal security holder of Turbopass Corp, owns 28.33% of the company. Nowcom LLC is a wholly-owned subsidiary of Nowlake Technology, LLC, which, in turn, is owned by MAI Holdings & Westlake Services Holding Company. Westlake Services Holding Company, Inc. is owned by Don Robert Hankey, holding a stake of 20% or more. Moving up the ownership chain, MAI Holdings is 84.53% owned

by Marubeni Auto Investment (USA) Inc., while the remaining 15.47% is owned by Marubeni America Corporation. Both Marubeni Auto Investment (USA) Inc. and Marubeni America Corporation are 100% owned by Marubeni Corporation, a listed company based in Tokyo.

Competitors and Industry

<u>Competitors</u>

A paper paystub, a paper bank statement, a paper utilities bills, a paper insurance card, etc.

Ours is different because as long as the consumer has their cell phone in hand, they can within seconds access a digital copy of each of these types of reports and because our reports are direct data from the source (ex. Banks, credit unions, payroll providers, insurance companies, energy companies, etc), our reports are fraud-proof.

Unfortunately (or fortunately for us) there is a high rate of fraud in auto and other industries when these paper versions are used, resulting in billions of dollars in losses.

Some similar competitors to TurboPass Corporation in the field of instant verification solutions for proof of income, residence, and employment include:

The Work Number: A service provided by Equifax, The Work Number offers instant employment and income verification for various industries.

Truework: Truework provides an automated employment verification platform that allows individuals to grant access to their employment and income data for verification purposes.

Checkr: Although primarily known for its background check services, Checkr also offers employment verification solutions to streamline and automate the process.

Instantor: Instantor provides a range of verification services, including income verification, using advanced algorithms and data analytics.

HooYu: HooYu offers identity verification solutions that can include employment and income verification as part of their comprehensive verification process.

These are just a few examples of companies operating in the same space as TurboPass Corporation, offering similar instant verification services to businesses and their partners.

<u>Industry</u>

Our patent covers any point-of-sale businesses that use income and employment tools like ours to facilitate financing. We've started with the auto but plan to grow to markets such as apartment rentals, medical, consumer finance, and other businesses that need a fast, fraud-proof solution to ensure that customers can pay for their financed goods or services.

TurboPass has found a niche in specifically serving the verification process for businesses. This is an area where, as previously stated, close to no competition is present. The main terminology we use that not everyone in the world knows about is 'stips' which is short for 'stipulations' a word referring to verification documentation.

Current Stage and Roadmap

Current Stage

Verifying customers' information can be a time-consuming and easily fraudulent paper-based process. TurboPass is changing that by creating a digital alternative where businesses can access reliable and up-to-date information instantly. This saves time for retail sellers and lending institutions including car dealerships and finance companies.

TurboPass has gone from 23 signed businesses in July 2020 to 3,489 in April 2023. Revenue jumped 740% from 2020 to 2022. We plan to grow further with the addition of new verification products, new channel partners, and to expand beyond the automotive space into industries like property management, solar, and healthcare.

Managed by a team of executives with over 125 years of experience at companies like Wells Fargo, Capital One, Santander, Ally, and Global Lending among others, and supported by key investors and advisors that have held or do hold C-level and other senior management positions at multi-billion dollar companies such as Equifax, Visa, Fincity, Westlake Financial among others.

Future Roadmap

We envision TurboPass being used across all industries requiring customer verifications. The property management and rental industry, medical industry, solar industry, and furniture industry are some of the markets we hope to additionally serve.

The Team

Officers and Directors

Name: Mike Jarman

Mike Jarman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: June, 2018 - Present
  Responsibilities: My role as Co-Founder and CEO is to establish and support the company and brand vision through team development, product innovation, and revenue growth. Duties include overseeing company operations, communicating

between board members and other company executives and making important decisions that impact the company's brand identity and financial health. Salary: $180,000 (currently holds 4M shares of Common Stock)

Name: Ken Jarman

Ken Jarman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: June, 2018 - Present
  Responsibilities: Create and manage processes in all aspects of business to ensure compliance with internal policies, initiatives, and applicable laws. Salary: $180,000 (currently holds 4M shares of Common Stock)

Name: Lou Loquasto

Lou Loquasto 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Revenue Officer
  Dates of Service: July, 2022 - Present
  Responsibilities: In charge of growth through direct and indirect revenue streams. Salary:$258,000 (Employee Stock Option Pool)

Other business experience in the past three years:

- **Employer:** Auto Finance Industry Advisors
  Title: President
  Dates of Service: August, 2019 - June, 2022
  Responsibilities: Strategic Advisor for Automotive related startups

Name: Zahid Kassem

Zahid Kassem 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Product / Technology Officer
  Dates of Service: January, 2023 - Present
  Responsibilities: Lead the organizations overall Product / Technology strategy by building a comprehensive suite of products addressing fraud/compliance challenges across industries/verticals. Salary:$285,000 (Employee Stock Option Pool)

Other business experience in the past three years:

- **Employer:** Equifax
  Title: VP, Global Identity, Fraud and Compliance
  Dates of Service: February, 2021 - December, 2022
  Responsibilities: Enhance and execute Equifax's Global Identity, Fraud, and Compliance strategy throughout USA, Canada, Europe, LATAM, and Asia/Pacific in delivering world-class identity and fraud solutions

Other business experience in the past three years:

- **Employer:** Kassem Consulting, LLC
  Title: Founder/President
  Dates of Service: May, 2019 - January, 2021
  Responsibilities: Strategic advisor enabling clients to translate strategies into operational excellence.

Other business experience in the past three years:

- **Employer:** Fuzzy's Taco Shop
  Title: Co-Owner
  Dates of Service: April, 2014 - Present
  Responsibilities: Manage & oversee general day-to-day operations.

Name: Mark Vasquez

Mark Vasquez 's current primary role is with Westlake Financial Services . Mark Vasquez currently services 1+ hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August, 2022 - Present
  Responsibilities: Board Member - No salary

Other business experience in the past three years:

- **Employer:** Westlake Financial Services
  Title: National Vice President of Sales
  Dates of Service: January, 2002 - Present
  Responsibilities: Set initiatives for 400+ Outside Sales Reps

Name: Tyler Lackey

Tyler Lackey 's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August, 2022 - Present
  Responsibilities: Board Member - No salary

Other business experience in the past three years:

- **Employer:** GFVP
  Title: Partner
  Dates of Service: October, 2021 - Present
  Responsibilities: Investor and portfolio manager

Name: Jude Samson

Jude Samson's current primary role is with Samson Advisory. Jude Samson currently services 3-5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Director
  Dates of Service: September, 2018 - Present
  Responsibilities: Supervision of Corporate Governance and Strategy

Other business experience in the past three years:

- **Employer:** Samson Advisory
  Title: CEO
  Dates of Service: May, 2019 - Present
  Responsibilities: Lead Consultant and Strategic Planning

Other business experience in the past three years:

- **Employer:** RFMx
  Title: CoFounder
  Dates of Service: May, 2018 - Present
  Responsibilities: Strategic Direction of Company

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all

companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Series Seed-1 Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Series Seed-1 Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Series Seed-1 Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our TurboCheck Verification Services API. Delays or cost overruns in the development of our TurboCheck Verification Services API and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated

technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Series Seed-1 Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early stage company and have not yet generated any profits
TurboPass was formed on 06/20/2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are finan cially able to do so. TurboPass has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. TurboPass has had periods of net income gains, but for the most part because of our rapid growth, we've reinvested those profits to secure further gains.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties

will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on TurboPass or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on TurboPass could harm our reputation and materially negatively impact our financial condition and business.

Intellectual Property
One of the Company's most valuable assets is its intellectual property. The Company owns 1 patent and 11 Internet domain names in addition to its copyrights and trade secrets. The Company is in the process of transferring ownership of the trademark from an affiliated entity. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Market Competition
The company faces significant competition from established players as well as emerging startups offering similar instant verification solutions, which may affect market share and pricing power.

Regulatory Compliance
Changes in government regulations and compliance requirements related to data privacy, security, and verification processes could impose additional costs and legal obligations on the company.

Technological Risks
The software solution heavily relies on technology infrastructure, and any disruptions, system failures, or cybersecurity breaches could result in service interruptions, data breaches, reputational damage, and financial losses.

Dependence on Partnerships
The company's success relies on forming strategic partnerships with businesses, such as auto dealerships and lenders. Failure to establish or maintain these partnerships could limit market access and growth potential.

Scalability and Infrastructure
As the company aims to expand its offerings to cover all verifications, challenges related to scaling the infrastructure, handling increased data volumes, and maintaining service quality may arise.

Customer Adoption and Retention
The acceptance and adoption of the software solution by businesses may vary, and the company must continuously demonstrate the value proposition to attract and retain customers.

Economic Factors
Economic downturns, changes in consumer spending patterns, or disruptions in the financial services sector may impact the demand for verification solutions and affect the company's revenue and growth prospects.

Intellectual Property Protection
Competitors or unauthorized entities may attempt to replicate or infringe upon the company's technology and intellectual property, posing a risk to its competitive advantage and market position.

Data Privacy and Security
The handling of sensitive personal information poses inherent risks related to data privacy and security breaches, which could result in legal liabilities, reputational damage, and loss of customer trust.

Business Partner Dependence
The company's success relies on maintaining strong relationships with key business partners for data access, integration, and collaboration. Any strains or disruptions in these relationships could impact the company's ability to deliver its services effectively.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mike Jarman	3,922,000	Common Stock	19.75%
Ken Jarman	3,922,000	Common Stock	19.75%
Nowcom LLC (Nowcom LLC is a wholly-owned subsidiary of Nowlake Technology, LLC, which, in turn, is owned by MAI Holdings & Westlake Services Holding Company. Westlake Services Holding Company, Inc. is owned by Don Robert Hankey, holding a stake of 20% or more)	5,625,000	Common Stock	28.33%

The Company's Securities

The Company has authorized Common Stock, Series Seed-1 Preferred Stock, Series Seed-2 Preferred Stock, Series Seed-3 Preferred Stock,, and Series Seed-4 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,222,772 of Series Seed-1 Preferred Stock.

Common Stock

The amount of security authorized is 25,257,114 with a total of 15,625,000 outstanding.

Voting Rights

One vote per share.

Material Rights

General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

Voting. The holders of the Common Stock are entitled to one (1] vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings. There shall be no cumulative voting. The number of authorized shares of

Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding] by (in addition to any vote of the holders of one (1] or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation] the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to

The total number of shares outstanding on a fully diluted basis, 19,852,031 shares, includes 15,625,000 shares of Common Stock, 2,172,153 shares of Series Seed-1 Preferred Stock, 1,240,964 shares of Series Seed-2 Preferred Stock, 360,855 shares of Series Seed-3 Preferred Stock, and 453,059 shares of Series Seed-4 Preferred Stock.

Please refer to the Company's Amended and Restated Certificate of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights.

Series Seed-1 Preferred Stock

The amount of security authorized is 5,051,525 with a total of 2,172,153 outstanding.

Voting Rights

One vote per share.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Dividends.</u> The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on

shares of Common Stock payable in shares of Common Stock] unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation] the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i] in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A] the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B] the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii] in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A] dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series] and (B] multiplying such fraction by an amount equal to the Original Issue Price (as defined below]; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1] class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean, with respect to the Series Seed-1 Preferred Stock, $0.9898 per share, with respect to the Series Seed-2 Preferred Stock, $0.2240 per share, with respect to the Series Seed-3 Preferred Stock, $0.2880 per share, and with respect to the Series Seed-4 Preferred Stock, $0.4800 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

<u>Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.</u>

Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below], the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below], as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i] one times (lx] the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii] such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is

hereinafter referred to as the "Liquidation Amount"]. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

<u>Payments to Holders of Common Stock.</u>

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

<u>Deemed Liquidation Events.</u>

Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "Requisite Holders"] elect otherwise by written notice sent to the Corporation at least ten (10] days prior to the effective date of any such event:

(i) a merger or consolidation in which

(ii) the Corporation is a constituent party or

(iii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

(iv) except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1] the surviving or resulting corporation; or (2] if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(1) the sale, lease, transfer, exclusive license or other

disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the

Corporation and its subsidiaries taken as a whole, or (2] the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions] of one (1] or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Effecting a Deemed Liquidation Event.

The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a](i] unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement''] provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 22.

In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a](ii] or 2.3.1(b], if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90] days after such Deemed Liquidation Event, then (i] the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90^*'] day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right] pursuant to the terms of the following clause; (ii] to require the redemption of such shares of Preferred Stock, and (iii] if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120] days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation], together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds''], on the one hundred fiftieth (150*] day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The Corporation shall send written notice of the redemption (the "Redemption Notice''] to each holder of record of Preferred Stock not less than forty (40] days prior to the proposed date of such redemption ("Redemption Date'']. Each Redemption Notice shall state: (w] the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the

Redemption Notice; (x] the Redemption Date and the Redemption Price; (y] the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1]; and (z] for holders of shares in certificated form, that the holder is to surrenderto the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. If the Corporation receives, on or prior to the twentieth (20*] day after the date of delivery of the Redemption Notice to a holder of Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 2.3.2(b], then the shares of Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "Excluded Shares." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 2.3.2(b], whether on such Redemption Date or thereafter. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate] to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder. If any shares of Preferred Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to twelve percent (12% (increased by one percent (1%] each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full], with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the "Maximum Permitted Rate"], provided, however, that the Corporation shall take all such actions as may be necessary, including, without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law. Prior to the distribution or redemption provided for in this Section 2.3.2(b], the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation

Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

The total number of shares outstanding on a fully diluted basis, 19,852,031 shares, includes 15,625,000 shares of Common Stock, 2,172,153 shares of Series Seed-1 Preferred Stock, 1,240,964 shares of Series Seed-2 Preferred Stock, 360,855 shares of Series Seed-3 Preferred Stock, and 453,059 shares of Series Seed-4 Preferred Stock.

Please refer to the Company's Amended and Restated Certificate of Incorporation attached as Exhibit F for additional information regarding the securities' other material rights.

Series Seed-2 Preferred Stock

The amount of security authorized is 1,240,964 with a total of 1,240,964 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock] unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation] the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i] in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A] the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B] the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii] in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A] dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series] and (B] multiplying such fraction by an amount equal to the Original Issue Price (as defined below]; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1] class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean, with respect to the Series Seed-1 Preferred Stock, $0.9898 per share,

with respect to the Series Seed-2 Preferred Stock, $0.2240 per share, with respect to the Series Seed-3 Preferred Stock, $0.2880 per share, and with respect to the Series Seed-4 Preferred Stock, $0.4800 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below], the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below], as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i] one times (lx] the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii] such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Amount"]. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Deemed Liquidation Events.

Definition. Each of the following events shall be considered a “Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred

Stock (the "Requisite Holders"] elect otherwise by written notice sent to the Corporation at least ten (10] days prior to the effective date of any such event:

(i) a merger or consolidation in which

(ii) the Corporation is a constituent party or

(iii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

(iv) except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1] the surviving or resulting corporation; or (2] if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(1) the sale, lease, transfer, exclusive license or other

disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2] the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions] of one (1] or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

<u>Effecting a Deemed Liquidation Event.</u>

The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a](i] unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement''] provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 22.

In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a](ii] or 2.3.1(b], if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90] days after such Deemed Liquidation Event, then (i] the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90^*'] day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right] pursuant to the terms of the following clause; (ii] to require the redemption of

such shares of Preferred Stock, and (iii] if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120] days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation], together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds’’], on the one hundred fiftieth (150*] day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder’s shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The Corporation shall send written notice of the redemption (the "Redemption Notice’’] to each holder of record of Preferred Stock not less than forty (40] days prior to the proposed date of such redemption ("Redemption Date’’]. Each Redemption Notice shall state: (w] the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (x] the Redemption Date and the Redemption Price; (y] the date upon which the holder’s right to convert such shares terminates (as determined in accordance with Section 4.1]; and (z] for holders of shares in certificated form, that the holder is to surrenderto the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. If the Corporation receives, on or prior to the twentieth (20*] day after the date of delivery of the Redemption Notice to a holder of Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 2.3.2(b], then the shares of Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation’s receipt of such notice shall thereafter be "Excluded Shares." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 2.3.2(b], whether on such Redemption Date or thereafter. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate] to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such

certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder. If any shares of Preferred Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to twelve percent (12% (increased by one percent (1%] each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full], with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the "Maximum Permitted Rate"], provided, however, that the Corporation shall take all such actions as may be necessary, including, without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law. Prior to the distribution or redemption provided for in this Section 2.3.2(b], the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

Series Seed-3 Preferred Stock,

The amount of security authorized is 360,855 with a total of 360,855 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock] unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation] the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i] in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A] the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B] the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case

calculated on the record date for determination of holders entitled to receive such dividend or (ii] in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A] dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series] and (B] multiplying such fraction by an amount equal to the Original Issue Price (as defined below]; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1] class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean, with respect to the Series Seed-1 Preferred Stock, $0.9898 per share, with respect to the Series Seed-2 Preferred Stock, $0.2240 per share, with respect to the Series Seed-3 Preferred Stock, $0.2880 per share, and with respect to the Series Seed-4 Preferred Stock, $0.4800 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below], the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below], as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i] one times (lx] the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii] such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Amount"]. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Deemed Liquidation Events.

Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "Requisite Holders"] elect otherwise by written notice sent to the Corporation at least ten (10] days prior to the effective date of any such event:

(i) a merger or consolidation in which

(ii) the Corporation is a constituent party or

(iii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

(iv) except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1] the surviving or resulting corporation; or (2] if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(1) the sale, lease, transfer, exclusive license or other

disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2] the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions] of one (1] or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Effecting a Deemed Liquidation Event.

The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a](i] unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement''] provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 22.

In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a](ii] or 2.3.1(b], if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90] days after such Deemed Liquidation Event, then (i] the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90^*'] day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right] pursuant to the terms of the following clause; (ii] to require the redemption of such shares of Preferred Stock, and (iii] if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120] days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation], together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds''], on the one hundred fiftieth (150*] day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The Corporation shall send written notice of the redemption (the "Redemption Notice''] to each holder of record of Preferred Stock not less than forty (40] days prior to the proposed date of such redemption ("Redemption Date'']. Each Redemption Notice shall state: (w] the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (x] the Redemption Date and the Redemption Price; (y] the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1]; and (z] for holders of shares in certificated form, that the holder is to surrenderto the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. If the Corporation receives, on or prior to the twentieth (20*] day after the date of delivery of the Redemption Notice to a holder of Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 2.3.2(b], then the shares of Preferred Stock registered on the

books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "Excluded Shares." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 2.3.2(b], whether on such Redemption Date or thereafter. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate] to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder. If any shares of Preferred Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to twelve percent (12% (increased by one percent (1%] each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full], with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the "Maximum Permitted Rate"], provided, however, that the Corporation shall take all such actions as may be necessary, including, without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law. Prior to the distribution or redemption provided for in this Section 2.3.2(b], the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

Series Seed-4 Preferred Stock

The amount of security authorized is 453,059 with a total of 453,059 outstanding.

Voting Rights

One vote per share.

Material Rights

Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock] unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation] the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i] in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A] the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B] the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii] in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A] dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series] and (B] multiplying such fraction by an amount equal to the Original Issue Price (as defined below]; provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1] class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean, with respect to the Series Seed-1 Preferred Stock, $0.9898 per share, with respect to the Series Seed-2 Preferred Stock, $0.2240 per share, with respect to the Series Seed-3 Preferred Stock, $0.2880 per share, and with respect to the Series Seed-4 Preferred Stock, $0.4800 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below], the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below], as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i] one times (lx] the applicable Original Issue Price, plus any

dividends declared but unpaid thereon, or (ii] such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "Liquidation Amount"]. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Payments to Holders of Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Deemed Liquidation Events.

Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "Requisite Holders"] elect otherwise by written notice sent to the Corporation at least ten (10] days prior to the effective date of any such event:

(i) a merger or consolidation in which

(ii) the Corporation is a constituent party or

(iii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

(iv) except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1] the surviving or resulting corporation; or (2] if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(1) the sale, lease, transfer, exclusive license or other

disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2] the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions] of one (1] or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

Effecting a Deemed Liquidation Event.

The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a](i] unless the agreement or plan of merger or consolidation for such transaction (the "Merger Agreement''] provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 22.

In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a](ii] or 2.3.1(b], if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90] days after such Deemed Liquidation Event, then (i] the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90^*'] day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right] pursuant to the terms of the following clause; (ii] to require the redemption of such shares of Preferred Stock, and (iii] if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120] days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation], together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "Available Proceeds''], on the one hundred fiftieth (150*] day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The Corporation shall send written notice of the redemption (the

"Redemption Notice''] to each holder of record of Preferred Stock not less than forty (40] days prior to the proposed date of such redemption ("Redemption Date'']. Each Redemption Notice shall state: (w] the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (x] the Redemption Date and the Redemption Price; (y] the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1]; and (z] for holders of shares in certificated form, that the holder is to surrenderto the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. If the Corporation receives, on or prior to the twentieth (20*] day after the date of delivery of the Redemption Notice to a holder of Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 2.3.2(b], then the shares of Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "Excluded Shares." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 2.3.2(b], whether on such Redemption Date or thereafter. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate] to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder. If any shares of Preferred Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to twelve percent (12% (increased by one percent (1%] each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full], with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the "Maximum Permitted Rate"], provided, however, that the Corporation shall take all such actions as may be necessary, including, without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any

subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law. Prior to the distribution or redemption provided for in this Section 2.3.2(b], the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

What it means to be a minority holder

As a minority holder of Series Seed-1 Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,149,997.05
  Number of Securities Sold: 2,172,153
  Use of proceeds: Working capital and general corporate purposes, including staffing, product development, and marketing.
  Date: January 09, 2023
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $255,000.00
  Use of proceeds: Money used to drive revenue growth.
  Date: June 12, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $79,609.00
  Use of proceeds: Money used to drive revenue growth; Working capital and general corporate purposes, including staffing, product development, and marketing
  Date: February 01, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $210,000.00
  Use of proceeds: Money used to drive revenue growth; Working capital and general corporate purposes, including staffing, product development, and marketing
  Date: September 14, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2021 was $1,404,889 compared to $2,257,591 in fiscal year 2022.

This was primarily a result of new product development rollout and sales expansion, additional key hires in sales and operations, and greater market adoption.

Cost of sales

Cost of Sales for fiscal year 2021 was $401,591 compared to $593,719 in fiscal year 2022.

Similar to revenue growth, this was a result of new product development rollout and sales expansion, additional key hires in sales and operations, and greater market adoption.

Gross margins

2022 gross profit increased by $660,274 over 2021 gross profit and gross margins as a percentage of revenues increased from 71.5% in 2021 to 73.8% in 2022. YoY of margins remained consistent and healthy.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and development expenses. Expenses in 2021 increased $1,026,380* from 2022. Approximately $200,000 of this increase was due to increased compensation for R&D efforts.

**Third-party market research was $6K in 2021, however, a majority of the spend in R&D can be seen in the General / Administrative line item in the financial documents. Included in this line item is Professional Services where a significant portion of General / Administrative expenses are captured.*

Historical results and cash flows:

The Company is currently in the growth and revenue-generating stage. We are of the opinion that the historical cash flows will be indicative of the revenue and cash flows expected for the future because new products and expansion across independent and franchised dealers and other verticals will allow us to grow exponentially. Past cash was primarily generated through equity investments, friends, and family. Our goal is to create a unique product suite of verification services that can be utilized across

multiple verticals and use cases. Historical cash flow is representative of a company looking to invest in talent across Product/Technology, Sales, and Operations to sustain its current sales pipeline while looking to expand into other distribution outlets. Additionally, expanding the breadth and width of our Verification Product Suite through a single API framework will allow us to differentiate ourselves from our competitors.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2023, the Company has capital resources available in the form of a credit card for $35,000 from Bank of America and $1.33M cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are important to our company operations in order to achieve our large growth goals. We do generate significant recurring subscription revenue and have funds remaining from our previous raise efforts.

These funds are required to support development costs, hiring talent for additional key positions, and marketing/ distribution costs.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company, however critical to continue our growth trajectory. Of the total funds that our Company has, roughly 33% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal and 67% from strategic industry investors that have already contributed to the raise.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate indefinitely through a combination of sales growth and/or expense management. Our current monthly burn rate of $100,000 to support day-to-day operations across, Sales, Customer Service, Product/Technology and Compliance. Additionally, the raise will support promotional offers to various distribution channels to garner the adoption of the solution.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely through a combination of sales growth and/or expense management. Our current monthly burn rate of $100,000 to support day-to-day operations across, Sales, Customer Service, Product/Technology and Compliance. Additionally, the raise will support promotional offers to various distribution channels to garner adoption of the solution.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including items listed above, namely the current ongoing Series Seed financing, of which this offering through StartEngine is allocated under. The aggregate total authorized to be raised for the Series Seed financing is up to $5,000,000, up to $1,235,000 of which is authorized to be raised via the StartEngine crowdfunding platform

Indebtedness

- **Creditor:** Third Party
  Amount Owed: $17,350.00
  Interest Rate: 0.0%
  The Company received funds from a third party totaling $17,350. The amount does not accrue interest and is due on demand. The balance was $17,350 as of December 31st, 2022.

- **Creditor:** Shareholder
  Amount Owed: $20,000.00
  Interest Rate: 8.0%
  Maturity Date: January 01, 2025
  In 2020, a shareholder took out a loan in the amount of $20,000 from a credit union and advanced the funds to the Company. The Company has been paying back the credit union. The loan accrues interest at 8% and is due in 2025. The balance of the loan was $10,061 as of December 31st, 2022.

Related Party Transactions

- **Name of Entity:** Shareholder

Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In 2020, a shareholder took out a loan in the amount of $20,000 from a credit union and advanced the funds to the Company.
Material Terms: The Company has been paying back the credit union. The loan accrues interest at 8% and is due in 2025. The balance of the loan was $10,061 as of December 31st, 2022.

- **Name of Entity:** Shareholder(s)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company advanced shareholders $75,991 as of December 31st, 2022, to service their personal debts.
  Material Terms: The amount does not accrue interest and is due on demand.

- **Name of Entity:** Shareholder(s)
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The Company advanced shareholders a total of $33,063 as of December 31st, 2022.
  Material Terms: The amount does not accrue interest and is due on demand.

Valuation

Pre-Money Valuation: $20,050,551.31

Valuation Details:

The pre-money valuation of TurboPass Corporation ("TurboPass" or the "Company") is based on the Series Seed Term Sheet for our Series Seed financing, of which this crowdfunding raise is a part. The Series Seed Term Sheet was executed by and between us and Global Fintech Venture Fund I, LP (former Executives at Finicity)) our initial lead investor for the Series Seed financing round. The pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. For these reasons, the Series Seed Term Sheet set the pre-money valuation for TurboPass Corporation at approximately $20,000,000.

Market Growth & Trends

We believe that a valuation of $20,050,551.31 is justified due to several factors, including market growth and trends. As a fintech software company with a patent applicable to industries involved in point-of-sale financing, TurboPass is well-positioned to capitalize on the expanding market demand for instant verification solutions. With a strong presence in the automotive sector, boasting 3,000 customers consisting of auto dealerships and auto lenders, TurboPass has already established a significant foothold in the industry and has the potential for further growth and

expansion. This existing customer base and industry expertise contribute to the valuation that reflects the company's potential for success and market opportunities.

Comparable Competitor Companies

TurboPass Corporation justifies its $20,050,551.31 valuation based on several factors. Firstly, our primary customer base, the auto dealership, currently relies on traditional paper forms such as bank statements, paystubs, insurance cards, and utility reports for verification purposes. We believe we offer a compelling alternative to this cumbersome "competitor" by providing a seamless mobile-based solution that is always accessible to the customer and virtually immune to fraud. Our platform also enables the easy sharing of verified information with necessary parties, including the auto lender.

While there are competitors in the auto lenders' space such as Equifax's TWN, Experian, and others, we believe TurboPass stands out as the only company actively targeting the auto dealer market. Additionally, we have successfully onboarded and trained a significant number of dealers who are already paying customers and actively utilizing our product. We believe this market advantage, coupled with our differentiated approach, further justifies our valuation of $20,050,551.31.

Management's Prior Achievements & Success

TurboPass Corporation justifies its $20,050,551.31 valuation based on a combination of factors, including the expertise and experience of its management team. Comprised of individuals who have previously worked for prominent companies such as Wells Fargo, Capital One, Ally, and Equifax, as well as having been involved in successful start-ups, we believe our team brings a wealth of knowledge in fraud prevention, data management, technology, and analytics.

Furthermore, our team's extensive relationships and experience predominantly lie within the automotive and fintech industries, allowing us to leverage valuable connections and insights in these sectors. With a total of 7 team members, including advisors and a board of directors, who have held C-level positions in successful financial services and technology companies, TurboPass benefits from a high-caliber leadership team capable of driving the company's growth and success. We believe this collective expertise and industry-specific experience contribute to the justified valuation of $20,050,551.31 for TurboPass.

Business Partnerships & Relationships

TurboPass Corporation ("TurboPass" or the "Company") believes that a valuation of $20,050,551.31 is justified due to multiple factors, including our long-standing C-level relationships with major auto lenders such as GM Financial, Westlake, Toyota, Ford, Capital One, and Wells Fargo, among others. These strong connections extend to major dealer groups like AutoNation, Sonic, CarMax, and prominent auto vendors such as Equifax, TruV, Black Book, RouteOne, and Experian.

We believe the endorsement of our business by executives from several of these companies further validates our approach and instills confidence in our operations. These industry leaders have not only expressed enthusiasm for what TurboPass is doing but have also become shareholders of our company, demonstrating their belief in our value proposition.

We believe the combination of these established relationships, support from industry executives, and the trust placed in us by key players in the automotive and financial sectors contribute to the valuation of $20,050,551.31 for TurboPass.

Previous Sale of Securities

TurboPass also justifies its valuation of $20,050,551.31 based on its previous fundraising efforts. Prior to the current Series Seed financing round, TurboPass successfully conducted three series of convertible note rounds, including a crowdfunding raise through WeFunder. Importantly, all of these convertible notes have converted into shares of Preferred Stock at the initial closing date of the ongoing Series Seed financing round.

We believe this conversion demonstrates the confidence and support received from investors who participated in the earlier rounds. Their decision to convert their investments into preferred shares further validates TurboPass's growth potential and the value it offers. We believe the successful completion of these previous financing rounds and the conversion of convertible notes into preferred shares contribute to the justified valuation of $20,050,551.31 for TurboPass.

The Company set its valuation internally, without a formal-third party independent evaluation

Use of Proceeds

If we raise the Target Offering Amount of $14,999.51 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $1,234,999.72, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  25.0%

We will use 25% of the funds raised for market and customer research, new product development and market testing.

- *Incentives, Rebates, 3rd Party Commissions*
  25.0%
  We will use 25% of the funds raised towards pay-per-sale expenses to various distribution channels. We believe each dollar spent should result in 2x to 10x lifetime revenue.

- *Company Employment*
  30.0%
  We will use 30% of the funds to hire key personnel for daily operations, including the following roles: Sales Leader (Lender), Outside Sales Representatives and other revenue-generating personnel, Customer Support Representatives, and/or Project Management. Wages to be commensurate with training, experience and position.

- *Working Capital*
  14.5%
  We will use 20% of the funds for working capital to cover expenses for product marketing and sales bonuses and as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.turbopassreport.com (turbopassreport.com/annualreports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/turbopass

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TurboPass Corporation

[See attached]

TurboPass Corporation (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
TurboPass Corporation

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 28, 2023
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	1,403,657	186,098
Accounts Receivable	35,727	6,268
Accounts Receivable - Related Party	109,054	95,833
Prepaid Expenses	12,400	18,452
Other	6,301	-
Total Current Assets	1,567,140	306,650
TOTAL ASSETS	1,567,140	306,650
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	388,945	253,774
Deferred Revenue	23,554	23,349
Accrued Interest	-	30,163
Convertible Notes - Current Portion	-	225,618
Current Portion of Notes Payable	3,354	4,705
Current Portion of Notes Payable - Related Party	17,350	17,350
Other Liabilities	189	11,225
Total Current Liabilities	433,392	566,184
Long-term Liabilities		
Convertible Notes	-	328,484
Notes Payable	6,708	10,061
Total Long-Term Liabilities	6,708	338,545
TOTAL LIABILITIES	440,100	904,729
EQUITY		
Preferred Stock	42	-
Additional Paid-in Capital	2,255,191	-
Accumulated Deficit	(1,128,192)	(598,078)
Total Equity	1,127,040	(598,078)
TOTAL LIABILITIES AND EQUITY	1,567,140	306,650

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	2,257,591	1,404,889
Cost of Revenue	593,719	401,591
Gross Profit	1,663,872	1,003,298
Operating Expenses		
Advertising and Marketing	138,528	67,189
General and Administrative	1,621,680	1,010,184
Research and Development	346,884	6,000
Rent and Lease	47,460	44,798
Total Operating Expenses	2,154,551	1,128,171
Operating Income (loss)	(490,679)	(124,873)
Other Income		
Other	840	-
Total Other Income	840	-
Other Expense		
Interest Expense	40,275	19,232
Total Other Expense	40,275	19,232
Provision for Income Tax	-	-
Net Income (loss)	(530,114)	(144,105)

Statement of Changes in Shareholder Equity

	Common Stock		Preferred Stock				
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	10,000,000	-	-	-	-	(453,973)	(453,973)
Issuance of Stock	5,625,000	-	-	-	-	-	-
Net Income (Loss)	-	-	-	-	-	(144,105)	(144,105)
Ending Balance 12/31/2021	15,625,000	-	-	-	-	(598,078)	(598,078)
Conversion of Convertible Notes from Series Seed Financing Round	-	-	2,054,878	21	657,118	-	657,139
Issuance of Preferred Stock	-	-	2,172,153	22	1,599,978	-	1,600,000
Distribution for Owners Pay and Personal Expenses	-	-	-	-	(1,906)	-	(1,906)
Net Income (Loss)	-	-	-	-	-	(530,114)	(530,114)
Ending Balance 12/31/2022	15,625,000	-	4,227,031	42	2,255,191	(1,128,192)	1,127,040

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(530,114)	(144,105)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable	134,768	155,107
Accounts Receivable	(29,460)	(3,007)
Accounts Receivable - Related Party	(13,221)	(45,974)
Deferred Revenue	23,554	19,363
Accrued Interest	(30,163)	16,812
Prepaid Expenses	6,052	(21,951)
Other	(40,283)	463
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	51,247	120,814
Net Cash provided by (used in) Operating Activities	(478,867)	(23,291)
FINANCING ACTIVITIES		
Proceeds from the Issuance of Convertible Notes	103,037	185,000
Repayment of Notes Payable	(4,705)	-
Repayment of Notes Payable - Related Party	-	(4,033)
Proceeds from the Issuance of Preferred Stock	22	-
Distributions from Owner's Pay and Personal Expenses	(1,906)	-
Proceeds from Additional Paid-in Capital, Net of Convertible Notes Conversion	1,599,978	-
Net Cash provided by (used in) Financing Activities	1,696,426	180,967
Cash at the beginning of period	186,098	28,423
Net Cash increase (decrease) for period	1,217,559	157,675
Cash at end of period	1,403,657	186,098

TurboPass Corporation
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

TurboPass Corporation ("the Company") was formed in Delaware on June 18th, 2018. The Company earns revenue using a SAAS model and by providing retail credit sellers and their lender partners (primarily Auto Dealers and Auto Lenders) a digital platform to collect proof of income, residency, and identity for consumers in order to secure financing. The Company's headquarters is in Helotes, TX. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2023 to raise operating capital and secure key hires for the next stage of growth.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates all revenues to date by selling a subscription service to auto dealers (other credit-sellers) and auto lenders (lenders who accept retail installment sales contract assignments). Payments are normally collected after a seven-day free trial or at the initiation of service. The Company's primary obligation is to maintain an acceptable level of software uptime for users over the subscription period. The Company recognized deferred revenue of $23,349 and $23,554 as of December 31st, 2021 and 2022, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company. The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Rent and Lease

The Company entered into two office lease agreement with one entered into in June of 2021 that ends in May of 2023 with monthly payments of $1,200 and the other entered into from November of 2022 that ends in October of 2024 with monthly payments of $1,695.

Payments for the Year Ending December 31,	Payment
2023	26,340
2024	16,950
2025	-
2026	-
2027	-
Thereafter	-

Equity Based Compensation

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2021	3,846,624	$ -
Granted	5,781,000	$ -
Vested	(2,256,401)	$ -
Forfeited	(156,000)	$ -
Nonvested shares, December 31, 2021	7,215,223	$ -
Granted	-	$ -
Vested	(2,256,401)	$ -
Forfeited	-	$ -
Nonvested shares, December 31, 2022	4,958,822	$ -

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely

than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In 2020, a shareholder took out a loan in the amount of $20,000 from a credit union and advanced the funds to the Company. The Company has been paying back the credit union. The loan accrues interest at 8% and is due in 2025. The balance of the loan was $10,061 as of December 31st, 2022.

The Company advanced shareholders $75,991 as of December 31st, 2022, to service their personal debts. The amount does not accrue interest and is due on demand.

The Company advanced shareholders a total of $33,063 as of December 31st, 2022. The amount does not accrue interest and is due on demand.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes was 4%. The amounts were to be repaid at the demand of the holder prior to conversion with maturities ranging from 2022 to 2024. The notes were convertible into shares of the Company's common stock ranging from 10% to 50% discounts during a change of control or qualified financing event. The notes all converted into preferred shares during the Series Seed financing round on July 7th, 2022.

The Company received funds from a third party totaling $17,350. The amount does not accrue interest and is due on demand. The balance was $17,350 as of December 31st, 2022.

See Note 3 – Related Party Transactions for details of loan entered into with a shareholder.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	20,703
2024	3,354
2025	3,354
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company currently has authorized 25,257,114 shares of Common Stock with a par value of $0.00001 per share.

The Company has authorized 7,106,403 shares of Preferred Stock with a par value of $0.00001 per share, consisting of: 5,051,525 shares designated as Series Seed-1 Preferred Stock, 1,240,964 shares designated as Series Seed-2 Preferred Stock, 360,855 shares designated as Series Seed-3 Preferred Stock, and 453,059 shares designated as Series Seed-4 Preferred Stock.

The Company had 15,625,000 shares of Common Stock issued and outstanding. 4,227,031 shares of Preferred Stock were issued and outstanding as of December 31st, 2022 consisting of 2,172,153 Series Seed-1 issued and outstanding, 1,240,964 Series Seed-2 issued and outstanding, 360,855 Series Seed-3 issued and outstanding, and 453,059 Series Seed-4 issued and outstanding.

Voting Rights:

COMMON - Common stockholders are entitled to one vote per share. Common stockholders' voting, dividend, and liquidation rights are subject to and qualified by the rights, powers, and preferences of the Preferred stockholders.

PREFERRED - Preferred stockholders are entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends:
The holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors, but only if the Preferred Stock first receives, or simultaneously receives, a dividend per share of Preferred Stock equal to (A) shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend.

Liquidation:
In the event of any voluntary of involuntary liquidation, dissolution, or winding up of the Company, the holders of Preferred Stock are entitled to be paid out of the consideration payable for such Deemed Liquidation before any payment shall be made to holders of Common Stock. In the event that the assets of the Corporation available for distribution to stockholders are insufficient to pay the holders of Preferred Stock the full amount to which they shall be entitled, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 28, 2023, the date these financial statements were available to be issued.

The Company received $550,000 from two investors as part of their on-going Series Seed capital raise.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realized losses every year since inception, incurred negative cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

TurboPass Corporation is not live or open to the public at this moment.

INVEST IN TURBOPASS CORPORATION TODAY!

Verify Customers Instantly

TurboPass is a software solution designed to streamline the process of verifying critical information for businesses by providing instant access to the most recent and reliable ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


TurboPass
The Truth
Is Faster
TurboPass
REPORT
PASS

$0 Raised

REASONS TO INVEST

- Verifying customers' information can be a time-consuming and easily fraudulent paper-based process. TurboPass is changing that by creating a digital alternative where businesses can access reliable and up-to-date information instantly. This saves time for retail sellers and lending institutions including car dealerships and finance companies.

- TurboPass has gone from 23 signed businesses in July of 2020 to 3,489 in April of 2023. Revenue has jumped 740% from 2020 to 2022. We plan to grow further with the addition of new verification products, new channel partners, and to expand beyond the automotive space into industries like property management, solar, and healthcare.

- Managed by a team of executives with over 125 years of experience at companies like Wells Fargo, Capital One, Santander, Ally, and Global Lending among others, and supported by key investors and advisors that have held or do hold C-level and other senior management positions at multi-billion dollar companies such as Equifax, Visa, Fincity, Westlake Financial among others.

Invest Now
$1.01 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$499.95	$20.05M

THE PITCH

Verification At The Touch Of A Button


TurboPass
REPORT
TurboPass Grade
PASS
Get to The Truth
and close more
deals with less risk.
TurboPass

TurboPass delivers direct source, consumer permissioned data from over 15,000 banks and credit unions, 80% of payroll providers, and 95% of Car Insurance providers.

TurboPass's mission is to provide information to businesses that they can feel confident is the undeniable truth. That's why we help businesses instantly verify proof of income, employment, residence, and insurance, with the goal of expanding to all verifications needed by our subscribers.

The company has business relationships with car dealerships, auto lenders, and banks. We plan to expand into markets such as apartment rentals, medical, consumer finance, and any other businesses that need a fast, fraud-proof solution to ensure that a consumer can pay for his or her financed goods or services.


How It Works
1
Invite Consumer To TurboPass
The business sends a TurboPass link to their consumer's phone or email.
2
The Consumer Connects Their Account(s)
The consumer follows the link in their email or text message inbox and then selects and logs into their banking, payroll, insurance, or utility accounts.
3
TurboPass AI Analyzes the Account(s):
TurboPass generates a comprehensive snapshot of the consumer's ability to pay information into a read-only PDF document called a TurboPass report. The business reviews the report and then makes decisions based on this verification.

TurboPass secured a patent on its product that covers any point-of-sale businesses that use income and employment tools like ours to facilitate financing. The team is led by experienced executives like Co-Founder and CEO, Michael Jarman, who has 32 years in the automotive, finance, and technology industries, and previously worked at Regions Bank, CapitalOne, and Santander, as well as Co-Founder and COO, Kenneth Jarman, who Co-founded Sierra Motors and Sierra Acceptance and held leadership roles at Group1 Automotive, Mercury Finance, and more.

THE PROBLEM & OUR SOLUTION

A Better Way To Verify

Verifying consumers' information is often a time-intensive, error prone paper-based process. TurboPass solves these problems and modernizes the process for a better consumer experience.


TurboPass
• Reduces the amount of time spent by businesses to fund the consumer
• Lowers the possibility of fraud
• Users of the tool see an increase in captured business and profitability
• Significantly improves consumer satisfaction with funding process

In a world where reliable and up-to-date information is essential, TurboPass is filling the gap in the market by providing a digital alternative where businesses can access reliable and up-to-date information instantly. TurboPass's verification process is easy to use, fast, secure, and uses encrypted data connections to create 'read-only' reports, ensuring that sensitive information is protected at all times. Text message invitations and a user-friendly dashboard make it easy for our subscribers to access the information they need, when they need it.

THE MARKET & OUR TRACTION

A Track Record of Growth


Cumulative Businesses Signed Up
4000
3500
3000
2500
2000
1500
1000
500
0
Prior to 8/2020
9/2020
11/2020
1/2021
3/2021
5/2021
7/2021
9/2021
11/2021
1/2022
3/2022
5/2022
7/2022
9/2022
11/2022
1/2023
3/2023

The total addressable market is significant as automotive dealers and lenders along with other point-of-sale providers are currently spending billions of dollars in data and technology in order to verify that their consumers qualify for financing. Our customer base has gone from 23 signed businesses in July of 2020 to 3,489 in April of 2023. Revenue has jumped 840% from 2020 to 2022, despite the automotive industry's challenges in recent years.

Our revenue is driven by subscribers to our dashboard, and the majority of its subscriptions are monthly, but annual subscriptions are available as well, all ranging in cost, feature access, and maximum report amounts. As customers increase their usage of the product, they typically self-serve into higher subscription tiers.

**The above testimonials may not be representative of the opinions or of the experiences of other customers and is not a guarantee of future performance or success.*

To read all TurboPass Testimonials, please visit https://sotellus.com/reviews/turbopass-corporation/.

WHY INVEST

The Future Of Customer Verification



TurboPass is the future of consumer verification. In the past 6 months, the company has released 2 new products, the PayStub report and Insurance report. PayStub reports connect to 80% of American payrolls providers and provides the connected consumer's last pay stub, a summary of their identity, proof of employment, income, and up to 6 years of W2s in PDF format.

TurboPass has just released an Insurance report that provides a deeper insight into Insurance policies, with connectivity to over 95% of American Car Insurance companies. The report includes Drivers, Exclusions, Coverages, and Premiums. Both products add value to TurboPass' users who need these verifications to make their business decisions, creating a total of over 25k institutions to connect across our different report types.

Join TurboPass, and make verification a quick, easy, and secure process!

ABOUT

HEADQUARTERS
12274 Bandera Rd Ste 218
Helotes, TX 78023

WEBSITE
View Site

TurboPass is a software solution designed to streamline the process of verifying critical information for businesses by providing instant access to the most recent and reliable data available. The company has signed up over 3,000 businesses on its core product.

TEAM



Michael Jarman
Co-Founder & CEO

32 year automotive finance & technology veteran. Former VP Regions Bank Dealer Services, early sales teams at CapitalOne Auto Finance, Santander Consumer USA.

Mike has deployed integrated hardware and software solutions for IturanUSA & AutoStar / DealerSocket and served as the Founder at Austin Indoor Soccer Center & board member at Let's Play! Sports Inc.



Kenneth Jarman
Co-Founder & COO

29 year automotive finance leader and executive. Co-Founder Sierra Motors and Sierra Acceptance. FCRA, TILA, UCC Compliance expert.

Ken's operational experience include leadership roles at Group1Automotive, Mercury Finance and Reliance Acceptance Corp. P&L, Automotive Loan Servicing, business process outsourcing, operational data integrity, business intelligence and call center solutions.



Lou Loquasto
Chief Revenue Officer

25-year auto finance Executive having led sales, product and marketing departments at Wells Fargo Auto Finance, Black Book, and as the founding CMO at Global Lending Services. For the past 6 years, Lou led Equifax's Automotive Vertical and he has served on multiple industry and advisory boards including a term as the President of the National Auto Finance Association.



Zahid Kassem
Chief Product Officer

Zahid had over 20 years of experience leading Enterprise Fraud teams across multiple financial institutions. Most recently, Zahid served as Vice President of Identity and Fraud Products at Equifax and was the Director of Dealer Risk at ALLY and NetSpend. Zahid also served as Senior Vice President of Dealer Risk Management at Santander Consumer USA.

Zahid is the Founder of KassemConsulting, LLC and joined TurboPass' Advisory Board in May of 2019 with the plan to lead lender relations and business development efforts.



Mark Vasquez
Board Member

Experienced Senior Vice President Sales Marketing with a demonstrated history of working in the financial services industry. Skilled in Negotiation, Business Planning, Sales, Credit Analysis, Team Building, Corporate Development, Risk, Business Strategy and Sales Operations. Strong sales professional with a Bachelor of Education and Business Administration from University of Southern California.



Tyler Lackey
Board Member

Career has been focused on high-growth technology platforms. Bar licensed lawyer. Served in various executive leadership roles. Currently sit on several boards in the fintech space. Prior roles have included CLO, General Counsel, COO, President, and Partner.



Dann Adams
Advisor

Currently an investor and advisor to several companies, Dann excelled in a career spanning 21 years, as President of Global Consumer, Workforce, and Information Solutions at Equifax and led their acquisition and growth of The Work Number to its dominant position it enjoys in the market today. Prior to Equifax, Dann Served in Senior Leadership at Dunn & Bradstreet for 9 years.



Stephanie (Alsbrooks) Hanson
Advisor

Stephanie was the Founder and CEO at Defi Solutions, and is currently a Board member at Blossom Street Ventures and a Senior Advisor at Kedesh Consulting. Stephanie brings over 27 years of executive leadership and innovation within the automotive finance industry, including an SVP role at Sixth Gear Capital and 9 years at Americredit in a variety of leadership positions, including Vice President of Originations/Marketing and Analysis.

TERMS

TurboPass Corporation

Overview

PRICE PER SHARE
$1.01

VALUATION
$20.05M

FUNDING GOAL
$15k - $1.23M

Breakdown

MIN INVESTMENT
$499.95

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.72

SHARES OFFERED
Series Seed-1 Preferred Stock

MIN NUMBER OF SHARES OFFERED
14,851

MAX NUMBER OF SHARES OFFERED
1,222,772

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

Voting Rights of Securities Sold in this Offering

Voting Proxy. *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Amount-Based:

Friends and Family Early Birds

Invest within the first 48 hours and receive 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the second week and receive 5% bonus shares.

Amount-Based:

$2000+ | Tier 1

Invest $2,000 and receive access to Investor Club (Private owners group) & also receive a TurboPass Bowie Knife.

$5,000+ | Tier 2

Invest $5,000 and receive (1) Early access to new products (2) access to Investor Club (Private owners group) (3) Time with Founders (30 minutes 2x per year upon request) (4) TurboPass Bowie Knife.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

TurboPass Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Series Seed-1 Preferred Stock at $1.01 / share, you will receive XXX shares of Series Seed-1 Preferred Stock, meaning you'll own 110 shares for $101. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

PRESS

Globe Newswire
TurboPass Announces Executive Role For Auto Industry Vet Zahid Kassem

View Article

Auto Fin Journal
TurboPass Now Integrated With RouteOne

View Article

SubPrime
TurboPass Now Available To More Stores Via DealerCenter

View Article

Used Car News
TurboPass Integrates With DealerCenter

View Article

Non-Prime Times
TurboPass Announces Integration with DealerCenter

View Article

Show More Press

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into TurboPass Corporation.

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

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Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:17 PM 07/01/2022
FILED 04:17 PM 07/01/2022
SR 20222893536 - File Number 6938870

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF TURBOPASS CORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Turbopass Corporation, a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is TurboPass Corporation, and that this corporation was originally incorporated pursuant to the General Corporation Law on June 19, 2018.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is TurboPass Corporation (the "**Corporation**").

SECOND: The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad St., Suite 201, in the City of Middletown, DE, 19709, County of New Castle. The name of its registered agent at such address is Legalinc Corporate Services Inc.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 25,257,114 shares of Common Stock, $0.00001 par value per share ("**Common Stock**") and (ii) 7,106,403 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. <u>General</u>. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Common Stock are entitled to one (1) vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one (1) or more series of Preferred Stock that may be required by the terms of this Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

7,106,403 shares of the authorized and unissued Preferred Stock of the Corporation are hereby designated **"Series Seed Preferred Stock,"** which shall consist of 5,051,525 shares of **"Series Seed-1 Preferred Stock"**, 1,240,964 shares of **"Series Seed-2 Preferred Stock"**, 360,855 shares of **"Series Seed-3 Preferred Stock"**, and 453,059 shares of **"Series Seed-4 Preferred Stock"**, with the following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "Sections" in this Part B of this Article Fourth refer to sections and Sections of Part B of this Article Fourth. References to "Preferred Stock" mean the Series A Preferred Stock.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The **"Original Issue Price"** shall mean, with respect to the Series Seed-1 Preferred Stock, $0.9898 per share, with respect to the Series Seed-2 Preferred Stock, $0.2240 per share, with respect to the Series Seed-3 Preferred Stock, $0.2880 per share, and with respect to the Series Seed-4 Preferred Stock, $0.4800 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) one times (1x) the applicable Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence is hereinafter referred to as the "**Liquidation Amount**"). If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Preferred Stock (the "**Requisite Holders**") elect otherwise by written notice sent to the Corporation at least ten (10) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock

that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one (1) or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Section 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be allocated to the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Section 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause; (ii) to require the redemption of such shares of Preferred Stock, and (iii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Preferred Stock at a price per share equal to the applicable Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. The Corporation shall send written notice of the redemption (the "**Redemption Notice**") to each holder of record of Preferred Stock not less than forty (40) days prior to the proposed date of such redemption ("**Redemption Date**"). Each Redemption Notice shall state: (w) the number of shares of Preferred Stock held by the holder that the Corporation shall redeem on the Redemption Date specified in the Redemption Notice; (x) the Redemption Date and the Redemption Price; (y) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Section 4.1); and (z) for holders of shares in certificated form, that the holder is to surrender

to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Preferred Stock to be redeemed. If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Redemption Notice to a holder of Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 2.3.2(b), then the shares of Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "**Excluded Shares.**" Excluded Shares shall not be redeemed or redeemable pursuant to this Section 2.3.2(b), whether on such Redemption Date or thereafter. On or before the applicable Redemption Date, each holder of shares of Preferred Stock to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Preferred Stock shall promptly be issued to such holder. If any shares of Preferred Stock are not redeemed for any reason on any Redemption Date, all such unredeemed shares shall remain outstanding and entitled to all the rights and preferences provided herein, and the Corporation shall pay interest on the Redemption Price applicable to such unredeemed shares at an aggregate per annum rate equal to twelve percent (12% (increased by one percent (1%) each month following the Redemption Date until the Redemption Price, and any interest thereon, is paid in full), with such interest to accrue daily in arrears and be compounded annually; provided, however, that in no event shall such interest exceed the maximum permitted rate of interest under applicable law (the "**Maximum Permitted Rate**"), provided, however, that the Corporation shall take all such actions as may be necessary, including, without limitation, making any applicable governmental filings, to cause the Maximum Permitted Rate to be the highest possible rate. In the event any provision hereof would result in the rate of interest payable hereunder being in excess of the Maximum Permitted Rate, the amount of interest required to be paid hereunder shall automatically be reduced to eliminate such excess; provided, however, that any subsequent increase in the Maximum Permitted Rate shall be retroactively effective to the applicable Redemption Date to the extent permitted by law. Prior to the distribution or redemption provided for in this Section 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Section 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "**Initial**

Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Sections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Section 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Amended and Restated Certificate of Incorporation, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

3.2 Election of Directors. The holders of record of the shares of Preferred Stock, exclusively and as a separate class, shall be entitled to elect one (1) director of the Corporation (the "**Preferred Director**") and the holders of record of the shares of Common Stock, exclusively and as a separate class, shall be entitled to elect four (4) directors of the Corporation; provided, however, for administrative convenience, the initial Preferred Director and the additional common director may also be appointed by the Board of Directors in connection with the approval of the initial issuance of Preferred Stock without a separate action by the holders of Preferred Stock and Common Stock. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Section 3.2, then any directorship not so filled shall remain vacant until such time as the holders of the Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Section 3.2, a vacancy in any directorship filled by the holders of any class or classes or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or classes or series or by any remaining director or directors elected by the holders of such class or classes or series pursuant to this Section 3.2. The rights of the holders of the Preferred Stock and the rights of the holders of the Common Stock under

the first sentence of this Section 3.2 shall terminate on the first date following the date the first share of Series Seed Preferred Stock was issued (the "**Original Issue Date**") on which there are issued and outstanding less than fifty percent of the shares of Preferred Stock issued at the close of the Preferred Stock financing (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Preferred Stock).

3.3 Preferred Stock Protective Provisions. At any time when at least fifty-percent of the shares of Preferred Stock issued at the close of the Preferred Stock financing (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Preferred Stock) are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation, recapitalization, reclassification, or otherwise, do any of the following without (in addition to any other vote required by law or this Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect.

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Preferred Stock (or any series thereof);

3.3.3 (i) create, or authorize the creation of, or issue or obligate itself to issue shares of, or reclassify, any capital stock unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges, or (ii) increase the authorized number of shares of Preferred Stock or any additional class or series of capital stock of the Corporation unless the same ranks junior to the Preferred Stock with respect to its rights, preferences and privileges;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at no greater than the original purchase price thereof;

3.3.5 create, or authorize the creation of, or issue, or authorize the issuance of any debt security or create any lien or security interest (except for purchase money liens or statutory liens of landlords, mechanics, materialmen, workmen, warehousemen and other similar persons arising or incurred in the ordinary course of business) or incur other indebtedness for borrowed money, including but not limited to obligations and contingent obligations under guarantees, or permit any subsidiary to take any such action with respect to any debt security lien, security interest or other indebtedness for borrowed money, if the aggregate indebtedness of the Corporation and its subsidiaries for borrowed money following such action would exceed $1,000,000;

3.3.6 create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one (1) or more other subsidiaries) by the Corporation, or

permit any subsidiary to create, or authorize the creation of, or issue or obligate itself to issue, any shares of any class or series of capital stock, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

3.3.7 effect any capital or other investment into another Person through the Corporation;

3.3.8 acquire or obligate the Corporation to acquire any business, property, asset or capital stock of any other Person which in either one transaction or a series of related transactions results in more than ten percent (10%) dilution of the Preferred Stockholders;

4. Optional Conversion.

The holders of the Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

4.1 Right to Convert.

4.1.1 Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Original Issue Price by the Conversion Price (as defined below) in effect at the time of conversion. The "**Conversion Price**" applicable to each series of Preferred Stock shall initially be equal to the applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock; provided that the foregoing termination of Conversion Rights shall not affect the amount(s) otherwise paid or payable in accordance with Section 2.1 to holders of Preferred Stock pursuant to such liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded down to the nearest whole share.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of Preferred

Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, and (ii) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Section 4.4.3 below, deemed to be issued) by the Corporation after the Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) as to any series of Preferred Stock, shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on such series of Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation, including the approval of the Preferred Director; or

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security.

(b) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(c) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

4.4.2 No Adjustment of Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4 (either because the consideration per share (determined pursuant to Section 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Original Issue Date), are revised after the Original Issue Date as a result of an amendment to such terms or

any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Section 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Conversion Price that would result under the terms of this Section 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Section 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property. Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or

Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in

each such event the Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this Section as of the time of actual payment of such dividends or distributions; and (b) that no such adjustment shall be made if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Section 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Sections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one (1) share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect, and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least 3x the Original Purchase Price per share of the Series Seed-1 Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, including the approval of the Preferred Director or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time

specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate as calculated pursuant to Section 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof and (b)pay any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed, converted or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption, conversion or acquisition.

7. Waiver. Except as otherwise set forth herein, (a) any of the rights, powers, preferences and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of Preferred Stock then outstanding and (b) at any time more than one (1) series of Preferred Stock is issued and outstanding, any of the rights, powers, preferences and other terms of any series of Preferred Stock set forth herein may be waived on behalf of all holders of such series of Preferred Stock by the affirmative written consent or vote of the holders of at least a majority of the shares of such series of Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic

communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one (1) vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession

of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity. Any repeal or modification of this Article Eleventh will only be prospective and will not affect the rights under this Article Eleventh in effect at the time of the occurrence of any actions or omissions to act giving rise to liability. Notwithstanding anything to the contrary contained elsewhere in this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of at least a majority of the shares of Preferred Stock the outstanding, will be required to amend or repeal, or to adopt any provisions inconsistent with this Article Eleventh.

TWELFTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Twelfth shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Twelfth (including, without limitation, each portion of any sentence of this Article Twelfth containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

THIRTEENTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Amended and Restated Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Amended and Restated Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

* * *

3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

[*Signature page follows*]

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on July 1, 2022.

DocuSigned by:

By: Michael Jarman

A46DE5AC96A2489...

Michael Jarman, President

Service Request# **20222893536**

State of Delaware

SECRETARY OF STATE
DIVISION OF CORPORATIONS
P.O. BOX 898
DOVER, DELAWARE 19903

8018932 *07-01-2022*
VELA WOOD P.C.
5307 E. MOCKINGBIRD LANE
SUITE 802
DALLAS, TX 75206

ATTN: KIM FAUSSETE

DESCRIPTION		AMOUNT
6938870 - TURBOPASS CORPORATION		
0245V Restated Agent and Stock		
	Amendment Fee	*$30.00*
	Receiving/Indexing	*$115.00*
	Surcharge Assessment-New Castle County	*$6.00*
	Page Assessment-New Castle County	*$198.00*
	Data Entry Fee	*$5.00*
	Court Municipality Fee, Wilm.	*$20.00*
	Expedite Fee, Two Hour	*$500.00*
	TOTAL CHARGES	*$874.00*
	TOTAL PAYMENTS	*$874.00*
	BALANCE	*$0.00*